UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, March 2010.
Commission File Number: 001-34651
CRUDE CARRIERS CORP.
(Translation of Registrant’s name into English)
3 Iassonos Street
185 37 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a press release of Crude Carriers Corp., dated March 23, 2010.
Attached as Exhibit II is a press release of Crude Carriers Corp., dated March 23, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crude Carriers Corp.
Dated: March 23, 2010	By:	/s/ Gerasimos G. Kalogiratos
		Name:	Gerasimos G. Kalogiratos
		Title:	Chief Financial Officer and Director